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SEC Mail Processing Section
JUN 01 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 700
(No. and Street)

San Francisco, CA 94104-2722
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Joe Ruby~~ ~~415-421-4171~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney, Kent Paul - Smith Maloney Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

4535 Missouri Flat Road, Suite 2D, PO Box 1068, Placerville CA 95667
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Joe Ruby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pflueger & Baerwald Inc., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO and Vice President Sales
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24th day of MAY, 2010, by Joe Ruby proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.


JACOB KOFF
COMM. #1854183
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires June 15, 2013

(Seal) Notary Public

PFLUEGER & BAERWALD INC.
FINANCIAL STATEMENTS
MARCH 31, 2010


Smith Maloney
Accountancy
Corporation

CERTIFIED PUBLIC ACCOUNTANTS

JIM SMITH • KENT P. MALONEY
4535 MISSOURI FLAT ROAD, SUITE 2D • P.O. BOX 1068
PLACERVILLE, CA 95667
PH: (530) 622-2460 FAX: (530) 622-0156
EMAIL: SMAC@CPA4U.COM WEBSITE: WWW.CPA4U.COM

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying balance sheet of Pflueger & Baerwald Inc.(a corporation) as of March 31, 2010,and 2009 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2010, and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Smith Maloney

Placerville, CA
May 26, 2010

PFLUEGER & BAERWALD INC.

BALANCE SHEET

MARCH 31, 2010 AND 2009

	2010	2009
ASSETS		
Current assets:		
Cash	$ 523,473	$ 1,042,182
Accounts receivable:		
Customers		5,421,502
Brokers, dealers and clearing organizations	66,005	
Other		
Secured demand notes receivable (note 9)		300,000
Investments at cost (market value $75,546) (note 14)	29,852	12,045,174
Prepaid expenses, deposits and dividends receivable	42,255	53,707
Deferred income tax expense	120	339
Total current assets	661,705	18,862,904
Memberships:		
Pershing LLC Clearing Deposit	100,000	
DTC Direct Participant Fund Deposit	10,000	10,000
National Securities Clearing Corp., at cost	10,000	85,006
Total memberships	120,000	95,006
Fixed assets:		
Furniture and equipment, net of accumulated depreciation of $44,343	1,196	2,740
	$ 782,901	$ 18,960,650
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payable to banks	$ -	$ -
Payable to customers		15,216,077
Payable to other brokers and dealers		
Payable to clearing house		
Payable to officers		2,484,375
Other current liabilities	44,126	17,451
Total current liabilities	44,126	17,717,903
Other liabilities:		
Subordinated borrowings (note 10)		300,000
Total liabilities	44,126	18,017,903
Stockholders' equity:		
Common stock, par value $1.00; 75,000 shares authorized; 10,666 shares issued and outstanding	10,666	10,666
Additional paid-in capital	250,593	250,593
Retained earnings	477,516	681,488
Total stockholders' equity	738,775	942,747
	$ 782,901	$ 18,960,650

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

	2,010	2,009
REVENUES		
Commissions	$ 629,690	$ 823,853
Interest	105,638	297,985
Revenues from bond account transactions	35,243	108,202
Revenue from mutual fund transactions	33,642	35,277
Service charges	3,702	6,590
Other	71,697	156,628
Total revenues	879,612	1,428,535
EXPENSES		
Salaries and commissions	470,964	629,223
Pension contributions	19,983	62,370
Interest	19,238	127,977
Rent	77,044	68,738
Taxes	56,664	66,447
Insurance	83,058	81,824
Depreciation	1,544	5,495
Other	354,409	361,706
Total expenses	1,082,904	1,403,780
Net income before income taxes	(203,292)	24,755
Provision for income taxes:		
Federal:		
Current		3,553
Deferred	(120)	(339)
	(120)	3,214
California	800	2,261
Total provision for income taxes	680	5,475
Net income	(203,972)	19,280
Retained earnings, beginning of year	681,488	662,208
Retained earnings, end of year	$ 477,516	$ 681,488
Earnings per share (10,666 shares outstanding)	$ (19.12)	$ 1.81

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2010 AND 2009

	2,010	2,009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (203,972)	$ 19,280
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,544	5,495
(Increase) decrease in accounts receivable	5,355,497	1,421,188
(Increase) decrease in investments and prepaid expenses	12,277,005	(10,703,746)
Increase (decrease) in current liabilities	(17,973,777)	10,165,272
Net cash provided (used) by operating activities	(543,703)	907,489
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(3,480)
Clearing Deposit with Pershing LLC	100,000	
Assessment for NSCC Participation Fund	(75,006)	(10,000)
Net cash provided (used) by investing activities	24,994	(13,480)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from bank	2,300,000	18,675,000
Repayment of loans	(2,300,000)	(18,675,000)
Net cash provided (used) by financing activities	-	-
Net increase (decrease) in cash	(518,709)	894,009
Cash, beginning of year	1,042,182	148,173
Cash, end of year	$ 523,473	$ 1,042,182

Supplemental Information:

Cash paid during the year for:		
Interest	$ 12,225	$ 21,605
Income Taxes	$ -	$ 3,553

See accompanying notes.

PFLUEGER & BAERWALD INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2010

Note 1 -- Business activity

Pflueger and Baerwald (The Firm) is a California corporation offering securities brokerage services to investors out of its office in downtown San Francisco. The firm has been serving its investors since 1911 and is licensed in California as well as in several other states. Due to market scrutiny, tightening credit markets, and the discontinuance of their data processor, the firm entered into a contract with Pershing LLC, effective January 13, 2010, to change the form of the firm from a full clearance brokerage to a fully disclosed brokerage firm.

Note 2 -- Summary of significant accounting policies

a. Revenues and expenses are reported on the basis of the accrual method of accounting.

b. Assets and liabilities are accounted for at acquisition cost except for investments, which are reported at market values, in accordance with practices prescribed by the Financial Industry Regulatory Authority, Inc., and other related regulatory agencies.

c. Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Note 3 -- Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 -- Property and equipment -- depreciation policy

The Firm provides for depreciation on assets by the straight-line and double-declining methods at rates calculated to amortize the cost of the assets over their estimated useful lives ranging from five to ten years.

Note 5--Income taxes

Income taxes are provided for all items included in the income statement regardless of the period when such items are reportable for income tax purposes. Deferred Federal income taxes are provided on the current year's California Franchise Tax which is not deductible for Federal purposes until the following year.

Note 6 -- Retirement plans

The Firm has established a profit-sharing plan and a money-purchase pension plan for full-time employees. Those employees who are wholly compensated by commissions do not become eligible for benefits until commissions earned during the year exceed $125,000.

The profit-sharing plan was established in 1975. The Firm made no contribution to this plan for the current fiscal year.

The pension plan was established in 1981. The Firm contributes 10% of each eligible employee's compensation to this plan each year. As of August, 2009 the pension plan was discontinued and merged with the profit sharing plan. The Firm's contribution for the current year pension was $19,983.

Note 7 -- Concentration of credit risk

At March 31, 2010, the Firm had $522,923 in three accounts at a bank which is insured up to a maximum of $250,000 by the FDIC, and entirely through December 31, 2009 under FDIC's Transaction Account Guarantee Program..

Note 8 -- Related party transactions

Secured demand notes receivable, notes payable to officers and subordinated borrowings reported on the balance sheet are due to and from stockholders and other related parties. These were all fully paid off on March 31, 2010

Note 9--Secured demand notes receivable

The demand notes of $300,000 were non-interest bearing and were secured by securities. These notes are used by The Firm as collateral for its short-term borrowings. $200,000 is due from shareholders and $100,000 from an outsider.

Note 10--Subordinated borrowings

Long-term notes payable of $300,000 are subordinated to claims of general creditors. $300,000 was paid on these borrowings as of March 31, 2010 Interest was paid at rates from 3.5% to 4% per year. $200,000 was due to shareholders and $100,000 to an outsider.

Note 11--Lease commitments

The Firm leases its office space under an operating lease which expires on October 31, 2010. The annual rental for the current fiscal year was $77,044. The new lease provides for monthly rent at $6,168.75, or $74,025 on an annual basis with increases to offset the increases in the lessor's direct operating expenses and property taxes.

Note 12--Net capital requirements

As a member of the Financial Industry Regulatory Authority (FINRA"), The Firm is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Firm has elected to use the alternative method permitted by the Rule, which requires that the firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At March 31, 2010 The Firm had net capital of $720,433, which was 0% of aggregate debit balances and $470,433 in excess of its required net capital of $250,000.

Note 13--Filings with the Securities and Exchange Commission

The Firm is required to file Form X-17A-5 annually with the Securities and Exchange Commission. Part III of this filing is available for public inspection at The Firm's office or at the Regional Office of the Securities and Exchange Commission.

Note 14---Investment securities

The following is a summary of investment securities at March 31, 2009 and 2008;

	2010	2009
15c3-3 Reserve account:		
U.S. Government obligations, at cost	$ -	$11,982,520
Gross unrealized interest	-	10,470
Marketable U.S. Treasury securities, at fair value	-	11,992,990
Investment securities:		
Marketable equity securities, at cost	24,335	24,445
Gross unrealized gains	51,211	10,111
Marketable equity securities, at fair value	75,546	34,556
Trading securities:		
Marketable equity securities, at cost	-	71
Gross unrealized losses	-	-71
Marketable equity securities, at fair value	-	0
Error account:		
Marketable equity securities, at cost	5,517	38,138
Gross unrealized loss	-5,517	-7,791
Marketable equity securities, at fair value	0	30,347
Total Investments-		
At cost	29,852	12,045,174
Gross unrealized gains and losses	45,694	12,719
Investments at fair market value	$75,546	$12,057,893

Changes in the unrealized gains(losses) on investments during the years ending March 31, 2010 and 2009 as reflected in stockholders' equity:

Stockholders' equity, reflecting cost basis	$738,775	$942,747
Adjust for unrealized gains(losses)	45,694	3,289
Stockholders' equity, reflecting fair market value	$784,469	$946,036